FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc
Dividend dates

Further to its announcement on 27 February 2014, GlaxoSmithKline plc announces the following revision to the dividend dates for 2014 and 2015. The Q3 2014 ex-dividend date has changed from that previously published due to the implementation of T+2 settlement in the UK from 6 October 2014 and the resultant effect on ex-dividend dates. All other dates shown below remain as previously published:

	Ex-dividend date	Record date	Payment date
Q4 2013	19 February 2014	21 February 2014	10 April 2014
Q1 2014	14 May 2014	16 May 2014	10 July 2014
Q2 2014	6 August 2014	8 August 2014	2 October 2014
Q3 2014	6 November 2014	7 November 2014	8 January 2015

V A Whyte
Company Secretary
5 March 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 05, 2014

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc